UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the months of: February 3, 2010 to March 11, 2010
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2 place Jean Millier
La Défense 6
92400 Courbevoie
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

SIGNATURES
EXHIBIT INDEX
EX-99.1: Minutes of the Board of Directors' Meeting held on February 10, 2010
EX-99.2: 2009 Results
EX-99.3: Creation of a Public Affairs Division
EX-99.4: Total Senior Management Meets with Labor Unions on February 21, 2010, Makes Proposals
EX-99.5: The Total Downstream Central Works Council Meeting Brought Forward to March 8 from March 29
EX-99.6: EDF and Total Sign an agreement in the Planned Dunkirk LNG Terminal
EX-99.7: Total Announces of a Plan to Repurpose its Dunkirk Refinery

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: March 12, 2010	By:	/s/ Jérôme Schmittt
		Name:	Jérôme SCHMITT
		Title:	Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1	Minutes of the Board of Directors’ Meeting held on February 10, 2010 (February 10, 2010)

➢	EXHIBIT 99.2	2009 Results (February 11, 2010)

➢	EXHIBIT 99.3:	Total Creates a Public Affairs Division (February 15, 2010)

➢	EXHIBIT 99.4:	Total Senior Management Meets with Labor Unions on February 21, 2010, Makes Proposals (February 21, 2010)

➢	EXHIBIT 99.5:	The Total Downstream Central Works Council Meeting Brought Forward to March 8 from March 29 (February 22, 2010)

➢	EXHIBIT 99.6:	EDF and Total Sign an agreement in the Planned Dunkirk LNG Terminal (March 8, 2010)

➢	EXHIBIT 99.7:	Total Announces Plan to Repurpose its Dunkirk Refinery Site (March 8, 2010)